ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 5, 2007

Securities and Exchange Commissio
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
November 5, 2007 (ASX: Announcement & Media Release – Stokes Bay Update)

dlw 11/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)
Production flow test in progress

FAR has been advised by ARC Energy Limited that production tubing has been run in the well and a production flow test commenced at 17:00 hours on Sunday 4 November.

The well has been flowing at relatively steady rates of some 3,000 to 4,000 barrels of fluid per day at a well head pressure of some 30 psi. Fluids recovered to date appear from salinity and density measurements to be drilling mud and associated fluids. No hydrocarbons have been observed to date.

In excess of 12,000 barrels of drilling fluids were lost during drilling and completion and approximately 2,400 barrels have been recovered. The test will be continued until formation fluids are identified.

A Drilling Report on the Stokes Bay-1 well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

STOKES BAY-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	5 November 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	1024 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Spud Date:	0930 hrs, WST 3rd October 2007
Present Depth at 0600 hrs:	2777m MD
Time of Reporting:	0600 hrs, WST 5 November 2007
Operations Since Last Report:	Since the last report on 1 November, production tubing has been run in the well and a production flow test commenced at 17:00 hours on Sunday 4 November. The well has been flowing at relatively steady rates of some 3,000 to 4,000 barrels of fluid per day at a well head pressure of some 30 psi. Fluids recovered to date appear from salinity and density measurements to be drilling mud and associated fluids.
Current Operations:	Running flow test
Hydrocarbon indications:	No hydrocarbons have been observed to date
Comment:	In excess of 12,000 barrels of drilling fluids were lost during drilling and completion and approximately 2,400 barrels have been recovered. The test will be continued until formation fluids are identified.
Participants in the Permit (post earning):	ARC Energy Limited 38.95% (Operator) Empire Oil and Gas NL 14.80% Emerald Oil & Gas NL 12.75% Pancontinental Oil & Gas NL 10.00% Phoenix Resources PLC 10.00% First Australian Resources Limited 8.00% Indigo Oil Pty Ltd 5.50%

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au